

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 8, 2023

Steven J. Evans, MD
Chief Executive Officer
Oncolyze, Inc.
845 UN Plaza, 61b
New York, NY 10017

> **Re: Oncolyze, Inc.**
> **Post-Qualification Amendment to Offering Statement on Form 1-A**
> **Filed on February 2, 2023**
> **Post-Qualification Amendment to Offering Statement on Form 1-A**
> **Filed February 6, 2023**
> **File No. 024-11890**

Dear Steven J. Evans:

This is to advise you that we do not intend to review your amendments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeanne Campanelli